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NOV 2 9 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2017 (MM/DD/YY) AND ENDING 9/30/2018/ (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10809 Executive Center Drive, Suite 117
(No. and Street)

Little Rock Little Rock (City) AR AR (State) 72211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ellen Williams 501-219-2003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I,Mary Ellen Williams , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc. as of, September 30, 2018 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Mary Ellen Williams
Signature

VP/CFO/CCO/FINOP
Title

Samantha Ashton Milner

SAMANTHA ASHTON MILNER
MY COMMISSION # 12703300
EXPIRES: February 7, 2028
Saline County

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lieblong & Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lieblong & Associates, Inc., (the "Company") as of September 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lieblong & Associates, Inc. as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Lieblong & Associates, Inc.'s auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 21, 2018

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2018

ASSETS

Cash and cash equivalents	$	130,409
Commissions receivable		76,920
Advisory fees receivable - related party		276,305
Prepaid income taxes		4,051
Deferred tax asset, net		33,926
Property and equipment, net		263,025
Total assets	$	784,636

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable - trade	$	6,435
Commissions and wages payable		57,001
Total liabilities		63,436
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding		100
Additional paid in capital		672,101
Retained earnings		48,999
Total stockholder's equity		721,200
Total liabilities and stockholder's equity	$	784,636

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2018

Revenues:	
Commissions	$ 591,109
Mutual fund 12b-1 fees	786,036
Advisory fees	585,229
Rebates from clearing broker	20,529
Interest	67,291
Total revenues	2,050,194
Operating expenses:	
Employee compensation and benefits	1,582,808
Travel, meals and entertainment	39,889
Consulting fees	3,726
Clearing broker fees and computer rental	47,478
Office rent	64,644
Depreciation and amortization	86,841
Telephone	35,319
Regulatory fees	14,410
Office expense	27,065
Subscriptions	30,548
Insurance	7,954
Professional fees	17,046
Postage and shipping	6,757
Taxes, licenses and permits	5,387
Total operating expenses	1,969,872
Income before taxes	80,322
Income tax expense	12,785
Net Income	$ 67,537

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2018

	Common stock	Additional paid in capital	Retained (deficit) / earnings	Total stockholder's equity
Balance - October 1, 2017	$ 100	$ 672,101	$ (18,538)	$ 653,663
Net Income	-	-	67,537	67,537
Balance - September 30, 2018	$ 100	$ 672,101	$ 48,999	$ 721,200

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2018

Cash flows from operating activities:		
Net Income	$	67,537
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		86,841
Deferred tax asset		8,509
Changes in assets and liabilities:		
Commissions receivable		(13,756)
Advisory fees receivable - related party		(276,305)
Prepaid income taxes		4,276
Prepaid expenses		5,292
Accounts payable – trade		1,162
Commissions and wages payable		13,867
Net cash used in operating activities		(102,577)
Cash flows used in investing activities:		
Purchase of property and equipment		(9,150)
Net change in cash and cash equivalents		(111,727)
Cash and cash equivalents – October 1, 2017		242,136
Cash and cash equivalents – September 30, 2018	$	130,409

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2018

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal sources of revenues are from commissions and investment banking activities.

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of credit risk – cash

The Company maintains its cash balances at various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation or by the Securities Investor Protection Corporation. At September 30, 2018, the Company had no uninsured cash balances.

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Concentrations of credit risk – commissions

Commissions receivable and approximately 15% of commissions revenue were from one customer (see Note 4).

Use of estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation and amortization and consists of the following:

	Estimated useful life	
Vehicles	5 years	$ 260,423
Furniture and equipment	5 – 7 years	159,822
Leasehold improvements	5 years	219,509
		639,754
Accumulated depreciation and amortization		(376,729)
Net property and equipment		$ 263,025

Note 1: Summary of significant accounting policies (continued)

Property and equipment (continued)

Depreciation and amortization expense is determined by the straight-line method and totaled $86,841.

Income taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of deferred tax assets will not be realized.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was signed into law, which changed the federal corporate tax rate to 21% starting in 2018. In accordance with section 15 of the Internal Revenue Code, the Company will utilize a bended rate of 19.49% for the fiscal 2018 tax year, by applying a prorated percentage of the number of days prior to and subsequent to the January 1, 2018 effective date. The effect of the rate change on the Company's deferred tax assets and liabilities as of September 30, 2018 is an increase in the net deferred tax asset of $6,871.

The Company will recognize accrued interest and penalties, if any, associated with any uncertain tax positions as part of operating expense. The past three years' federal and state income tax returns are subject to potential examination by taxing authorities.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Note 2: Net capital requirements

As a member of the FINRA, the Company is subject to the SEC uniform net capital rule 15c3-1. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2018, the Company's regulatory net capital was $141,309 and aggregate indebtedness was 44.89% of net capital.

Note 3: Exception for Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 4: Related party transactions

Commissions receivable totaling $76,920 and commissions revenue totaling $204,437 are derived from Key Colony Fund, L.P., a related entity through common ownership.

Advisory fee receivable totaling $276,305 and advisory fees revenue totaling $276,305 are owed from Key Colony Fund, L.P., a related entity through common ownership.

Note 5: Income taxes

Current income tax expense:		
Federal	$	4,276
Deferred income tax expense (benefit):		
Federal	$	9,319
Federal – effect of rate change		(6,871)
State		6,061
Total deferred income tax expense		8,509
Net income tax expense	$	12,785

The effective income tax rate is different from the expected statutory federal rate primarily because of the graduated tax rates and nondeductible expenses.

Deferred tax asset consists of the following:

Reserves and accruals	$	976
State charitable contributions carryover		27
State net operating loss carryover		596
Depreciation		32,326
	$	33,926

The Company has incurred state net operating losses through September 30, 2018 which are available as carryovers to offset future state taxable income. The total state net operating loss carryforwards available at September 30, 2018 were approximately $11,000, which begin expiring in 2023.

Note 6: Operating leases

The Company has entered into lease agreements for office space and equipment. Rent expense for office space was $62,693 and is included in office rent and $11,815 for office equipment and is included in office rent and computer rental. The office lease expires in May 2020 and the equipment lease expires in July 2021.

In addition the Company leased an aircraft under an operating lease with Key Colony Management, LLC, a company related through common ownership. The lease expired on December 31, 2017 and called for monthly minimum payments of $7,500 which covered the first 30 hours of use. Thereafter the rent was $3,000 per hour. Aircraft rent expense was $22,500 and is included in travel, meals and entertainment.

Future minimum lease payments under all operating leases are as follows:

Year ended September 30:		
2019	$	70,388
2020		49,586
2021		4,455
	$	124,429

Note 7: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. The Company contributed $9,291 to the SIMPLE Plan and is included in employee compensation and benefits.

Note 8: Focus reconciliation

Reconciliation with the Company's computation (included in part II of Form X-17A-5 as of September 30, 2018):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	144,267
Adjustment to record SIMPLE Plan contribution		(2,957)
Net capital per the amended FOCUS report filed	$	141,310